 [LETTERHEAD OF CLEARY GOTTLIEB STEEN AND HAMILTON LLP]

Writer's Direct Dial: +44 (0) 207 614 2237
E-Mail: ssperber@cgsh.com

August 2, 2005

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Re:	Comment Letter—GlaxoSmithKline PLC (“GSK”) Annual Report on Form 20-F for 2004

Dear Mr. Rosenberg:

Thank you for speaking with us earlier today in connection with the comment letter dated July 22, 2005 relating to GSK’s Annual Report for 2004. As requested, this is a brief note to indicate that GSK intends to respond to the comments by September 1, 2005.

Although the comments are not extensive, the preparation of appropriate responses will require the involvement of a number of GSK executives and financial and legal department staff, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel. Arranging for this involvement in order to meet the requested deadline would be difficult, particularly given the need to collect significant data in order to properly address some of the comments, as well as in light of the summer holiday schedules of many of the individuals involved.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleague Adam Fleisher, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Sasha Parikh, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline PLC
Mr. Simon Friend, PricewaterhouseCoopers
Mr. Adam Fleisher, Cleary Gottlieb Steen & Hamilton LLP